Filed Pursuant to Rule 424(b)(3)

Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED DECEMBER 16, 2022

TO THE PROSPECTUS DATED JULY 19, 2022

This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated July 19, 2022, Supplement No. 1, dated August 17, 2022, Supplement No. 2, dated September 16, 2022, Supplement No. 3, dated October 17, 2022, and Supplement No. 4, dated November 16, 2022. Defined terms used in this Supplement No. 5 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of January 1, 2023;

•	to disclose the calculation of our November 30, 2022 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	to update our portfolio disclosure; and

•	to provide an update on the status of our current public offering (the “Offering”).

January 1, 2023 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2023 (and repurchases as of December 31, 2022) is as follows:

Transaction Price (per share)
Class S	$26.93
Class I	$26.95
Class T	$26.93
Class D	$26.94

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

November 30, 2022 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. (“Stanger”) to serve as our independent valuation firm. Our advisor is ultimately responsible for determining our NAV.

As of November 30, 2022, we owned the following investments:

•	A retail property located in Grand Rapids, Michigan (the “GR Property”).

•	An office property located in Fort Mill, South Carolina (the “FM Property”).

•	An office property located in Columbus, Ohio (the “CO Property”).

•	A flex industrial property located in Lewisville, TX (the “Lewisville Property”).

•

CF Albertsons Lancaster, LLC (the “Pennsylvania SPE”), owns a preferred equity investment (the “Lancaster PE”) in a cold storage and warehouse distribution facility located in Denver, Pennsylvania is held.

•

CF Albertsons Chicago, LLC (the “Illinois SPE”), which owns a fixed rate, subordinate mezzanine loan (the “Chicago Jr Mezz”) backed by an interest in a cold storage and warehouse distribution facility located in Melrose Park, Illinois.

•	A majority interest (75%) in an office property located in San Francisco, California (the “SF Property”) through a joint venture with an unrelated third party (the “Battery Street SF JV”).

•	An industrial property located in Phoenix, Arizona (the “Buchanan Property”).

•	Interests (15%) in a Delaware Statutory Trust, CF Station Multifamily DST (the “Station DST”), which owns a multifamily residential property (“Station DST Property”).

•	A majority interest (97%) in a multifamily property located in Carrolton, Texas (the “Keller Property”) through a joint venture with an unrelated third party (the “Keller JV”).

•

A controlling interest (25%) in a Delaware Statutory Trust, CF Summerfield Multifamily DST (the “Summerfield DST”), which owns a multifamily residential property located in Landover, MD (the “Summerfield Property”).

•	An industrial property located in Cleveland, OH (the “Madison Ave Property”).

•

A controlling interest (10%) in a Delaware Statutory Trust, CF Valencia Life Sciences DST (the “Valencia DST”), which owns a life sciences laboratory and research office property located in Valencia, California (the “Valencia Property”).

•	An office property located in Cupertino, CA (the “De Anza Property”).

•

A controlling interest of (10%) in a Delaware Statutory Trust, CF Kacey Multifamily DST (the “Kacey DST”), which owns a multifamily residential property located in Kingwood, Texas (the “Kacey Property”).

•

A controlling interest of (10%) in a Delaware Statutory Trust, CF Industry Multifamily DST (the “Industry DST”), which owns a multifamily residential property located in Columbus, OH (the “Industry Property”).

•	An industrial dry/cold storage facility located in Columbus, OH (the “Fisher Road Property”).

•	A controlling interest of (96.46%) in a multifamily property located in Conroe, TX (the “Longmire Property”) through a joint venture (the “Longmire JV”) with an unrelated third party.

•	A controlling interest of (10%) in a Delaware Statutory Trust, (the “ON3 DST”), which owns a Class-A office tower located in Nutley, NJ (the “ON3 Property”).

•

A controlling interest of (10%) in a Delaware Statutory Trust, CF West End Multifamily DST (the “West End DST”), which owns a multifamily residential property located in Lenexa, KS (the “West End Property”).

•	A controlling interest of (10%) in a Delaware Statutory Trust, CF Palms Multifamily DST (the “Palms DST”), which owns a multifamily residential property located in Houston, TX (the “Palms Property”).

•	An acre of land leased to Amazon.com located in Greenfield, IN (the “Mount Comfort Land”).

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	November 30, 2022	October 31, 2022
Investment in real estate	$1,087,995,000	$1,100,815,000
Investments in real estate-related assets	35,337,987	35,851,906
Cash and cash equivalents and restricted cash	37,976,835	44,916,719
Other assets	11,111,553	10,440,619
Debt obligations (at fair market value)	(419,402,927)	(416,143,850)
Due to related parties(1)	(6,378,921)	(6,373,675)
Accounts payable and other liabilities	(13,857,827)	(14,843,393)
Accrued performance participation allocation	(4,861,169)	(8,419,257)
Distribution fee payable the following month(2)	(41,891)	(41,600)
Non-controlling interests in subsidiaries	(324,134,410)	(349,785,873)
Sponsor support repayment / special unit holder interest in liquidation	—	—

Net asset value	$403,744,230	$396,416,596

Number of outstanding shares	14,983,085	14,727,372

(1)	Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

(2)	The distribution fee that is payable as of November 30, 2022 related to Class TX, Class T, Class S and Class D shares of common stock is shown in the table below.

Due to rounding, numbers presented throughout this document may not add up to precisely to the totals provided and percentages may not precisely reflect the absolute figures.

NAV Per Share	Class AX, IX and I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Total
Total gross assets at fair value	$973,809,799	$62,081,719	$95,457,392	$40,532,309	$540,157	$1,172,421,376
Distribution fees due and payable	—	(15,863)	(23,033)	(2,864)	(130)	(41,890)
Debt obligations	(348,354,856)	(22,208,103)	(34,147,373)	(14,499,368)	(193,227)	(419,402,927)
Due to related parties	(5,298,313)	(337,775)	(519,365)	(220,529)	(2,939)	(6,378,921)
Accounts payable and other liabilities	(11,510,271)	(733,796)	(1,128,291)	(479,085)	(6,385)	(13,857,828)
Accrued performance participation allocation	(4,037,673)	(257,407)	(395,792)	(168,058)	(2,240)	(4,861,170)
Non-controlling interests in subsidiaries	(269,225,102)	(17,163,472)	(26,390,704)	(11,205,797)	(149,335)	(324,134,410)

Monthly NAV	$335,383,584	$21,365,303	$32,852,834	$13,956,608	$185,901	$403,744,230
Number of outstanding shares	12,444,907	793,380	1,219,908	517,987	6,903	14,983,085

NAV per share	$26.95	$26.93	$26.93	$26.94	$26.93

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	November 30, 2022
Stockholders’ equity under U.S. GAAP	$592,928,635
Adjustments:
Unrealized appreciation of real estate	53,082,208
Unrealized appreciation of real estate-related assets	4,668,483
Acquisition costs	(8,511,671)
Deferred financing costs, net	(5,003,557)
Accrued distribution fee(1)	83,163
Accumulated depreciation and amortization	55,502,366
Fair value adjustment of debt obligations	52,715,507
Deferred rent receivable	(9,024,896)
Derivative assets, at fair value	(8,561,596)
Non-controlling interests in subsidiaries	(324,134,410)

NAV	$403,744,232

Note:	(1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

Summary of Methodology

In accordance with our current valuation procedures, our NAV was based in part upon: (i) the most recent appraised value of the GR Property, the FM Property, the CO Property, the SF Property, the Buchanan Property, the De Anza Property, the Keller Property, the Summerfield Property, the Lewisville Property, the Madison Ave Property, the Valencia Property, the Kacey Property, the Industry Property, the Fisher Road Property, the Longmire Property, the ON3 Property, the West End Property, the Palms Property; (ii) the acquisition price of the Mount Comfort Land (iii) the fair market value of our Debt Investments (as defined below); (iv) the fair market value of our loans payable; (v) the estimated non-controlling interest held in our Consolidated JVs (as defined below); (vi) the value of our interest in the Station DST (as defined below); and (vii) the net tangible assets and liabilities of the Company (including our advisor’s estimate of the Performance Participation Allocation as defined and discussed below) as of November 30, 2022, as outlined in more detail below.

Appraisal of Consolidated Real Estate

Pursuant to our valuation guidelines we engaged Stanger to provide its appraised market value of the properties (“Walgreens DST Properties”) held by CF Net Lease Portfolio IV DST (“Walgreens DST”) as of March 31, 2021, the SF Property as of November 30, 2022, the Buchanan Property as of August 31, 2022, the FM Property as of December 31, 2021, the GR Property and Fisher Road Property as of March 31, 2022, the CO Property and Lewisville Property as of June 30, 2022, the Summerfield Property as of January 31, 2022, the Valencia Property as of April 30, 2022, the Madison Ave Property as of May 31, 2022, the De Anza Property as of July 31, 2022, the Kacey Property as of September 30, 2022, and the Industry Property as of November 30, 2022 (collectively, the “Stanger Appraised Properties”). In addition, Stanger reviewed and relied upon the appraised value of the ON3 Property prepared by a third-party with an effective date of February 25, 2022, the Longmire Property prepared by a third-party with an effective date of March 11, 2022, the West End Property prepared by a third-party with an effective date of June 23, 2022, the Palms Property prepared by a third-party with an effective date of July, 27, 2022, and the Keller Property prepared by a third-party with an effective date of November, 1, 2022 (together the “Third-Party Appraisals”) (collectively the Stanger Appraised Properties and the Third-Party Appraisals are the “Appraised Properties”). Pursuant to our engagement agreement with Stanger, the appraisals of the Stanger Appraised Properties were prepared utilizing the income approach to value, specifically using a direct capitalization analysis for the GR Property and both a direct capitalization analysis and discounted cash flow analysis (“DCF”) for the FM Property, the CO Property, the SF Property, the Buchanan Property, the De Anza Property, the Summerfield Property, the Fisher Road Property, the Valencia Property, the Lewisville Property, the Kacey Property, the Madison Ave Property, and the Industry Property. In addition, a sales comparison approach was conducted for the SF Property, given the size of the SF Property. The direct capitalization analysis is based upon the estimated net operating income of the Stanger Appraised Properties capitalized at an appropriate capitalization rate considering property characteristics and competitive position, the credit profile of the tenant/guarantor under the leases encumbering the Stanger Appraised Properties, the terms of the leases encumbering the Stanger Appraised Properties, and market conditions as of the date of value. The DCF analysis is based upon multi-year cash flow projections for each applicable property prepared in accordance with the lease which currently encumbers each property. Each property was assumed to be sold after the expiration of the initial lease term and any renewal terms deemed materially favorable to the tenant, or for which exercise was deemed likely based on other factors. The reversion value of the property which can be realized upon sale is calculated based on the current economic rental rate deemed reasonable for the property, escalated at a rate indicative of current expectations in the marketplace for the property. The projected market rate net operating income of the property for the year following the year of sale is then capitalized at an appropriate capitalization rate reflecting the age and anticipated functional and economic obsolescence and competitive position of the property to determine its reversion value. Net proceeds of sale are determined by deducting estimated costs incurred at the time of sale, estimated at 2% of the gross reversion value. Finally, the discounted present value of the cash flow stream from operations (including any estimated releasing costs at the end of the assumed current lease term) and the discounted present value of the net proceeds from sale are summed to arrive at a total estimated value for the property. The capitalization rates applied to the Stanger Appraised Properties ranged from 4.00% to 6.25%, with a weighted average of approximately 4.90%. The discount rates applied to the estimated net cash flow from operations of the Stanger Appraised Properties for which a DCF analysis was conducted ranged from 4.75% to 7.25%, with a weighted average of approximately 5.90%. The discount rates applied to the estimated residual value of the Stanger Appraised Properties for which a DCF analysis was conducted ranged from 5.50% to 7.25%, with a weighted average of approximately 6.36%. The residual capitalization rates applied to the Stanger Appraised Properties for which a DCF analysis was conducted ranged from 4.50% to 6.50%, with a weighted average of approximately 5.40%. Where both a direct capitalization analysis and DCF was utilized, the indicated value from each approach was reviewed and a final appraised value was concluded. While a sales comparison approach was not conducted, other than for the SF Property, Stanger reviewed regional property sale data for each Stanger Appraised Property in order to assist in the selection of capitalization rates applied in the appraisals and to observe transaction prices per square foot in the Stanger Appraised Properties’ regional markets. For the SF Property, the sales comparison approach conducted utilized the price per square foot from recent market sales and adjusted such indicated price per square foot to a price per square foot deemed reasonable for the SF Property, taking into account factors such as property size, location, the fact that the existing tenant has provided notice that it will not be exercising its extension option and condition/quality and the date of sale. The aggregate appraised value of the Stanger Appraised Properties was $710,460,000. The appraised values of the Stanger Appraised Properties are subject to the general assumptions and limiting conditions set forth in the appraisal reports rendered to the Company by Stanger.

The Third-Party Appraisals utilized the income approach to value (the direct capitalization analysis, discounted cash flow analysis or both) and the sales comparison approach. As with the Stanger Appraised Properties, the direct capitalization analysis utilized was based upon the estimated net operating income of the property capitalized at an appropriate capitalization rate considering property characteristics and competitive position and market conditions as of the appraisal’s date of value. The DCF analysis was based upon multi-year cash flow projections for each property employing a DCF analysis, prepared in accordance with the lease or leases which currently encumber the property. The reversion value of the property, which can be realized upon sale, is calculated based on the current economic rental rate deemed reasonable for the property, escalated at a rate indicative of current expectations in the marketplace for the property. Finally, the discounted present value of the cash flow stream from operations and the discounted present value of the net proceeds from sale are summed to arrive at a total estimated value for the property. The sales comparison approach utilized the price per square foot from recent market sales of similar properties and adjusted such indicated price per square foot to a price per square foot deemed reasonable for the property, considering such factors as property size, location, condition/quality and conditions of sale, property rights sold and date of sale.

Recent Acquisition

In accordance with our valuation procedures, the Mount Comfort Land was incorporated in the determination of NAV at cost, before fees and expenses.

Debt Investments

In accordance with our valuation procedures, the Lancaster PE and the Chicago Jr Mezz (individually a “Debt Investment” and collectively the “Debt Investments”) were included in the determination of NAV at their estimated fair market value as of November 30, 2022, as determined by Stanger. The Debt Investments estimated value was based upon taking, for each Debt Investment, the loan payments over the remaining anticipated term and discounting such payments to present value at a discount rate range equal to the current estimated market interest rate on financing similar to the applicable Debt Investments. To provide their opinion of value of the Debt Investments, Stanger first reviewed the terms of each of the Debt Investments as contained in the loan documents. Stanger then reviewed mezzanine loan market terms at or around November 30, 2022 to ascertain current market interest rate levels for loans similar to the Debt Investments. This review was conducted by (i) recent interviews of participants in the mezzanine / preferred equity market, (ii) reviewing recent mezzanine loan transactions, as available, and (iii) reviewing published surveys available at or around November 30, 2022. Stanger also observed changes in yields and pricing of Albertsons publicly traded debt securities from the prior valuation date and the current valuation date. Based on Stanger’s reviews above and taking into consideration the Debt Investments’ unique factors, including, but not limited to, loan-to-value (based on the appraised value of the collateral), debt service coverage/debt yield, collateral property type, age and location, financial information pertaining to the lessee of the collateral properties, prepayment terms, and loan origination date, maturity date and extension terms, a market interest rate range was determined for each Debt Investment to utilize in the determination of the fair market value of the Debt Investments. The discount rate applied to the future payments of our Debt Investments was 9.35% for both investments The aggregate fair value of the Debt Investments was approximately $23,517,000.

Estimated Market Value of the Consolidated JVs

In order to determine the net asset value attributable to the non-controlling interest and any promoted interest in the Battery Street SF JV, the Keller JV, the Summerfield DST, the Valencia DST, the Kacey DST, the Industry DST, the Walgreens DST, the ON3 Lifesciences DST, the Longmire JV, the West End DST and the Palms DST (collectively the “Consolidated JVs”), Stanger utilized the most recent property appraisal, the most recent balance sheet provided for the Consolidated JVs to determine the tangible assets and tangible liabilities of the Consolidated JVs, and determined any promote due to the third party JV partner, as applicable. This net asset value was then multiplied by the ownership interest held by parties other than us to determine the non-controlling interest adjustment related to the Consolidated JVs utilized in the Company’s November 30, 2022 NAV.

Fair Value of Long Term Debt

Stanger performed a valuation of the property-level debt by reviewing available market data for comparable liabilities and applying a selected discount rate to the stream of future debt payments. The discount rate was selected based on several factors including U.S. Treasury yields, LIBOR and SOFR as of the valuation date, as well as loan-specific items such as loan-to-value ratio, debt service coverage ratio, collateral property location, age, type, lease term and lessee credit quality, prepayment terms, and maturity and loan origination date. The discount rates applied to the future debt payments of our long-term debt ranged from 5.25% to 6.55%, with a weighted average of approximately 6.20%. Stanger’s valuation of the long-term debt is based in part on the appraised values of the encumbered Appraised Properties, which represent the collateral associated with the long-term debt as well as certain other assumptions and limiting conditions, including: (i) Stanger was provided with loan documents and other factual loan information by our advisor and has relied upon and assumed that such information is correct in all material respects and no warranty is given by Stanger as to the accuracy of such information; (ii) each collateral property is assumed to be free and clear of liens (other than the mortgage being valued); (iii) information furnished by others, upon which all or portions of Stanger’s value opinion is based, is believed to be reliable but has not been verified, and no warranty is given as to the accuracy of such information; (iv) no material change has occurred in the value of the collateral properties from the date of last appraisal through the loan valuation date and (v) each mortgage is assumed to be salable, transferable or assumable between parties and is further assumed not to be in default. Stanger’s opinion of the long-term debt value was predicated on the above assumptions.

Performance Participation Allocation – Special Unit Holder

The special unit holder in our operating partnership is entitled to receive an allocation equal to 12.5% of the Total Return to our shareholders, subject to a 5% Hurdle Amount and a High Water Mark, with 100% catch-up (the “Performance Participation Allocation”) based upon a full calendar year. While the Performance Participation Allocation is due annually, commencing with 2021, we accrue such fee monthly. Stanger reviewed and discussed with our advisor its calculation of the Performance Participation Allocation. Our advisor’s unpaid and accrued Performance Participation Allocation estimate as of November 30, 2022 is $4,861,169.

The Value of Station DST Interests

The value of the beneficial interests in the Station DST was based upon the Station DST Property appraisal prepared by Stanger with an effective date of September 30, 2022 in accordance with the methodology outlined in the Appraisal of Consolidated Real Estate above, the fair market value of the mortgage loan encumbering the Station DST Property as of November 30, 2022 conducted in accordance with the methodology outlined in Fair Value of Long Term Debt above, the other tangible assets and liabilities of the Station DST such as cash and reserves, each reflecting our ownership interest in the Station DST (15%).

Sensitivity Analysis

Assuming all other factors remain unchanged, the table below presents the estimated increase or decrease to our November 30, 2022 NAV for a change in the going-in capitalization rate and, where a DCF analysis was utilized, discount rates and terminal capitalization rates used in the Appraised Properties’ appraisals and the Station DST Property appraisal, a 5% change in the discount rates used to value our Debt Investments and a 5% change in the discount rates used to value our long-term debt and the mortgage debt encumbering the Station DST Property.

Sensitivity Analysis	Range of NAV (Class AX, IX and I)			Range of NAV (Class TX)			Range of NAV (Class T)
	Low	Concluded	High	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$24.21	$26.95	$29.79	$24.19	$26.93	$29.77	$24.19	$26.93	$29.77
Capitalization Rate – Appraised Properties	5.08%	4.84%	4.60%	5.08%	4.84%	4.60%	5.08%	4.84%	4.60%
Cash Flow Discount Rate – Appraised Properties	6.14%	5.85%	5.55%	6.14%	5.85%	5.55%	6.14%	5.85%	5.55%
Residual Discount Rate – Appraised Properties	6.80%	6.48%	6.15%	6.80%	6.48%	6.15%	6.80%	6.48%	6.15%
Terminal Capitalization Rate – Appraised Properties	5.85%	5.57%	5.29%	5.85%	5.57%	5.29%	5.85%	5.57%	5.29%
Discount Rate - Debt Investments	9.82%	9.35%	8.88%	9.82%	9.35%	8.88%	9.82%	9.35%	8.88%
Discount Rate - Long-Term Debt Consolidated	5.86%	6.17%	6.48%	5.86%	6.17%	6.48%	5.86%	6.17%	6.48%

Sensitivity Analysis	Range of NAV (Class D)			Range of NAV (Class S)
	Low	Concluded	High	Low	Concluded	High
Estimated Per Share NAV	$24.20	$26.94	$29.79	$24.19	$26.93	$29.77
Capitalization Rate - Appraised Properties	5.08%	4.84%	4.60%	5.08%	4.84%	4.60%
Cash Flow Discount Rate - Appraised Properties	6.14%	5.85%	5.55%	6.14%	5.85%	5.55%
Residual Discount Rate - Appraised Properties	6.80%	6.48%	6.15%	6.80%	6.48%	6.15%
Terminal Capitalization Rate - Appraised Properties	5.85%	5.57%	5.29%	5.85%	5.57%	5.29%
Discount Rate - Debt Investments	9.82%	9.35%	8.88%	9.82%	9.35%	8.88%
Discount Rate - Long-Term Debt Consolidated	5.86%	6.17%	6.48%	5.86%	6.17%	6.48%

November 30, 2022 Portfolio

As of November 30, 2022, lease expirations related to our net lease portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, were as follows:

•	2022– 2024 – 0.0%

•	2025 – 2027 – 18.3%

•	2028 – 2030 – 17.5%

•	After 2031 – 64.2%

As of November 30, 2022, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Multifamily – 34.3%

•	Single Tenant Office – 33.9%

•	Single Tenant Industrial – 28.5%

•	Single Tenant Life Sciences – 1.7%

•	Single Tenant Necessity Retail – 1.7%

As of November 30, 2022, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Texas – 28.6%

•	Ohio – 28.0%

•	California – 15.7%

•	South Carolina – 7.6%

•	Maryland – 6.0%

•	Arizona – 4.1%

•	New Jersey – 2.5%

•	Illinois – 2.3%

•	Pennsylvania – 2.1%

•	Michigan – 1.7%

•	Kansas – 1.3%

•	Indiana – 0.1%

As of November 30, 2022, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Common Equity – 95.6%

•	Mezzanine Loan – 2.3%

•	Preferred Equity – 2.1%

As of November 30, 2022, the tenant credit profile concentration of our net lease portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Investment Grade[1] – 49.5%

•	Unrated – 43.8%

•	Non-Investment Grade – 6.7%

[1]

Includes Daimler Trucks North America, LLC. Daimler Truck Holding AG, the parent company of Daimler Trucks North America, LLC, is rated BBB+ by Moody’s. Daimler Truck Holding AG does not guarantee the lease.

As of November 30, 2022, the maturity concentration of debt secured by our portfolio of real estate assets, based on principal balances and adjusted for ownership percentage, was as follows:

•	2022 – 2024– 14.8%

•	2025 – 2027 – 2.6%

•	2028 – 2031 – 38.7%

•	After 2031 – 43.9%

As of November 30, 2022, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily, mezzanine and preferred equity investments), based on each asset’s fair value used in determining our NAV, was 8.3 years.

As of November 30, 2022, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 95.3%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of November 30, 2022, we held $30.8 million of unrestricted cash and cash equivalents and had $74.7 million of available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, aggregate issuance pursuant to the Offering consisted of (i) 9,427,754 shares of our common stock in the primary offering for total proceeds of $241.4 million and (ii) 112,788 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $2.9 million. On December 1, 2022, pursuant to the Offering, we issued and sold (i) 267,364 shares of our common stock in the primary offering for total proceeds of $7.2 million and (ii) 11,778 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.317 million. As of November 30, 2022, our aggregate NAV was $403.7 million. In the month ended November 30, 2022, we repurchased 39,756 shares of common stock pursuant to our share repurchase program for aggregate consideration of $1.1 million. We intend to continue selling shares on a monthly basis.